UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              SCANTEK MEDICAL, INC.
                 (Name of small business issuer in its charter)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    444882104
                                 (CUSIP Number)

                             Accordant Holdings, LLC
                      853 East Valley Boulevard, Suite 200
                              San Gabriel, CA 91776
                            (tel. No. (626) 280-2825)

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 14, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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

CUSIP No.: 444882104

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                  (1)      Names of Reporting Persons I.R.S. Identification Nos.
                           of Above Persons (entities only)

                           Accordant Holdings, LLC
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                  (2)      Check the Appropriate Box if a Member of a Group
                           (See Instructions)

                           (a)      Not Applicable

                           (b)      Not Applicable
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                  (3)      SEC Use Only
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                  (4)      Source of Funds (See Instructions) - WC
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                  (5)      Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e) -

                  [ ]
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                  (6)      Citizenship or Place of Organization - Delaware

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     Number       (7)      Sole Voting Power - 6,025,000
      of
     Shares       --------------------------------------------------------------
  Beneficially
     Owned        (8)     Shared Voting Power - Not Applicable
     by Each      --------------------------------------------------------------
   Reporting
     Person       (9)     Sole Dispositive Power - 6,025,000
      with        --------------------------------------------------------------

                  (10)    Shared Dispositive Power - Not Applicable
--------------------------------------------------------------------------------

                  (11) Aggregate Amount Beneficially Owned by Each Reporting Person - 6,025,000
--------------------------------------------------------------------------------

                  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Not Applicable
--------------------------------------------------------------------------------

                  (13)     Percent of Class Represented by Amount in Row
                           (11) - 13.5 %
--------------------------------------------------------------------------------
                  (14)     Type of Reporting Person (See Instructions)

                           OO
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

Item 1.  Security and Issuer

         The title of the class of equity securities of Scantek Medical, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"). The address of the principal executive office of the Company is 4B Wing Drive, Cedar Knolls, NJ 07927.

Item 2.  Identity and Background

         (a)      The Reporting Person is Accordant Holdings, LLC.

         (b) The business address of Accordant Holdings, LLC is 853 East Valley Boulevard, Suite 200, San Gabriel, CA 91776.

         (c) Accordant Holdings, LLC is a private company. Its principal business is investments, including but not limited to, real estate and financing.

         (d) During the last five years, neither Accordant Holdings, LLC nor any of the officers, Members or Managers of the Accordant Holdings, LLC has not been convicted in a criminal proceeding.

         (e) During the last five years, neither Accordant Holdings, LLC nor any of the officers, Members or Managers of the Accordant Holdings, LLC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      N/A

Item 3.  Source and Amount of Funds or Other Consideration

         6,025,000 shares of Common Stock which are included in this statement were issued to Accordant Holdings, LLC in connection with a loan to the Company.

Item 4.  Purpose of Transaction

         Accordant Holdings, LLC acquired the shares of Common Stock for investment purposes and holds the shares of Common Stock for investment purposes. From time to time, Accordant Holdings, LLC may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by Accordant Holdings, LLC.

         Accordant Holdings, LLC has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


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

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Accordant Holdings, LLC is the holder of 6,025,000 shares of Common Stock, or 13.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Accordant Holdings, LLC has the power to direct the vote and the power to direct the disposition of the 6,025,000 shares of Common Stock that it beneficially owns;

         (c)      Not Applicable.

         (d) No person other than Accordant Holdings, LLC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not Applicable

Item 7.  Material to be filed as Exhibits

         Not Applicable

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2004


                                                      Accordant Holdings, LLC

                                                      By:  /s/ Angela C. Sabella
                                                           ---------------------
                                                               Angela C. Sabella